AMARC ANNOUNCES $1 MILLION LOAN & APPOINTS NEW PRESIDENT

November 27, 2014, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) announces that it has entered into a $1 million Loan Agreement (the “Loan”), dated November 26, 2014 with a non-arm’s length director and officer of the Company (the “Lender”).

The Loan is unsecured, will bear interest at a rate of prime plus 2% per annum and is repayable after one year or earlier on the occurrence of a default. In connection with the Loan, Amarc will issue to the Lender a loan bonus of 2,500,000 previously unissued common shares in its capital (the “Bonus Shares”). The Bonus Shares will be subject to a four month hold period commencing from the date of issuance thereof. The Loan and Bonus Shares are subject to acceptance by the TSX Venture Exchange.

The Loan will be used for general working capital for Amarc and to advance exploration of its IKE project where the Company has made a significant porphyry copper-molybdenum-silver discovery (see Amarc news release November 24, 2014).

The Company is also pleased to announce that Diane Nicolson has been appointed President of Amarc Resources Ltd. An exploration geologist with more than 20 years of international experience, Dr. Nicolson has served as the Company’s Executive Vice President since 2008 with leadership responsibilities for both technical programs and corporate activities.

Ron Thiessen, CEO of Amarc, said “Diane has had a central role in managing corporate and project activities for Amarc over recent years. We have every confidence in her future leadership at this exciting time in the Company’s development. On behalf of the Board of Directors, I welcome her in her new role as President of the Company”.

About the IKE Project

Amarc has made a significant porphyry copper-molybdenum-silver discovery at its IKE project located in south-central BC in the heartland of the province’s producing porphyry copper mines. Amarc drilled nine discovery holes, totalling 5,400 metres of HQ and NQ diameter core at the IKE target in 2014. These holes intersected chalcopyrite and molybdenite mineralization from surface and over a broad area, measuring 1,200 metres east-west by 600 metres north-south and to depths of approximately 500 metres. Mineralization at IKE remains open in all lateral directions and to depth.

Amarc’s drill holes and post-drilling geological, geochemical and geophysical surveys completed outwards from the drilled area indicate that the IKE porphyry system has the potential for important-scale resource volumes. Amarc has the right to acquire a 100% interest in the mineral tenures covering the IKE discovery. In addition, the Company has secured extensive mineral claims in the IKE area to cover other compelling deposit targets as well as potential infrastructure sites. A comprehensive corporate and technical business plan is being implemented to efficiently move IKE forward.

Amarc is committed to constructive engagement and building positive long-term relationships with all communities in the region, including mutually beneficial partnership agreements with Aboriginal groups (see www.amarcresources.com). The Company also continues to build positive relationships with regulators, supporting government’s consultation duties to assist with timely and fair regulatory decision-making.

About Amarc Resources Ltd.

Amarc is a British Columbia-based mineral exploration and development company with an experienced and successful management team that is focused on advancing the IKE project, a major porphyry copper discovery in the heartland of BC’s copper mining industry.

Amarc is associated with Hunter Dickinson Inc. (HDI) a diversified, global mining company with a 25 year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the worlds’ most important mineral resources, such as Mt. Milligan, Kemess, Gibraltar, Prosperity, Xietongmen, Florence, Sisson, Maggie and Pebble. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide superior returns to shareholders.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This presentation includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, the exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.